

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 20, 2009

Mark A. Blinn
Senior Vice President, Chief Financial Officer and
Latin America Operations
Flowserve Corporation
5215 N. O'Connor Blvd., Suite 2300
Irving, Texas 75039

      Re: **Flowserve Corporation**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed February 25, 2009
              File No. 001-13179

Dear Mr. Blinn:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Brian R. Cascio
                        Accounting Branch Chief